Exhibit 99.1

BACHOCO INFORMS ABOUT DELISTING IN THE UNITED STATES

Celaya, Guanajuato, Mexico - April 24, 2023. Industrias Bachoco, S.A.B. de C.V. ("Bachoco") (NYSE: IBA; BMV: BACHOCO). A national leader in the production and marketing of poultry products and other food products, informs, following previous announcements, that it has delisted its American Depositary Receipts (“ADRs”), from the New York Stock Exchange ("NYSE"), and is in the process of terminating its ADR program, and deregistering and terminating its obligations to prepare and file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Bachoco filed a Form 15F, before the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2023, with the effect of immediately suspending its Exchange Act reporting obligations. Consequently, Bachoco will not file an annual report on Form 20-F with the SEC, for the fiscal year ended on December 31, 2022. Bachoco continues with its reporting obligations in Mexico and thus, shall be filling, as per usual, its annual report in Mexico before the Mexican Securities Commission (Comisión Nacional Bancaria y de Valores), the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), and its investors.

COMPANY DESCRIPTION. Industrias Bachoco is a leader in the poultry industry in Mexico and one of the largest poultry companies in the world. The Company was founded in 1952, and began trading on the Mexican Stock Exchange and the New York Exchange in 1997. Corporate offices are located in Celaya, Mexico. Bachoco is vertically integrated; its main business lines are: chicken, eggs, balanced feed, pork, among other products. It has more than 1,000 facilities organized into 9 production complexes and 80 distribution centers in Mexico and a production complex in the United States. It currently generates more than 32,000 direct jobs. Bachoco has the following ratings: "AAA (MEX)", the highest rating assigned by Fitch México, S.A. de C.V.; and "HR AAA", which means that the Issuer or the Issue is of the highest credit quality and was granted by HR Ratings de México, S.A. de C.V.

DISCLAIMER. The document contains information that could be deemed forward-looking statements regarding expected future events and results of the Company. The statements reflect management's current beliefs based on currently available information and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in the Annual Information form, which could cause actual results to differ materially from the forward-looking statements contained herein. These risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments in the poultry industry, shareholder liability, government regulation, and environmental matters. Accordingly, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statements.